FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                    Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a copy of the 2004 Annual Report to Shareholders of Nordic American Tanker Shipping Limited.

                                                                       EXHIBIT 1

[Company Logo]



                             Nordic American Tanker
                                Shipping Limited





                                   2004 ANNUAL
                                    REPORT TO
                                  SHAREHOLDERS

BUSINESS

General

Nordic American Tanker Shipping Limited. (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued contracts with BP Shipping by time chartering to it two of our original vessels at spot market related rates for three-year terms up to the autumn of 2007. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option. We acquired in November 2004 our fourth vessel, which we are currently operating in the spot market.

In January 2005, the Company agreed to acquire a double hull Suezmax tanker which was delivered to us on March 21, 2005. In February 2005, the Company agreed to acquire a double hull Suezmax tanker which was delivered to us from Daewoo Shipyard in Korea on March 29, 2005.

Our Fleet

Our fleet, including the two additional vessels we have acquired in 2005, consists of six modern double-hull Suezmax tankers. The following chart provides information regarding each vessel, including its employment status.

                                                   Year                Employment Status
Vessel                                Yard         Built    Dwt        (Expiration Date)        Flag
------                                ----         -----    ---        -----------------        ----
Gulf Scandic (ex. British Harrier)    Samsung      1997     151,459    Bareboat (Nov. 2009)      Isle of Man
Nordic Hawk (ex. British Hawk)        Samsung      1997     151,459    TC/spot(1) (Oct. 2007)    Bahamas
Nordic Hunter (ex. British Hunter)    Samsung      1997     151,459    TC/spot(1) (Oct. 2007)    Bahamas
Nordic Voyager (ex. Wilma Yangtze)    Dalian New   1997     149,591    Spot                      Norway
Nordic Fighter (ex. Front Fighter)    Hyundai      1998     153,181    Spot(2)                   Norway
Nordic Freedom (newbuilding)          Daewoo       2005     159,500    Spot(2)                   Bahamas

----------
(1) TC/Spot = Time Charter on spot market related terms.
(2) The vessels were delivered to us in late March 2005.


OUR CHARTERS

We operate our vessels on bareboat charter, spot related time charters and in the spot market. Our goal is to manage our cash flows through the use of fixed-rate bareboat and time charters for part of our fleet, while taking advantage of potentially higher market rates through time charters with spot market related rates and voyage charters.

Bareboat Charters

We have chartered one of our vessels (the Gulf Scandic) under a bareboat charter to Gulf Navigation, for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation's option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation will be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time Charters

We have chartered two of our vessels (the Nordic Hawk and the Nordic Hunter) under spot market related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. The charterhire is payable to us monthly. Under the time charters, BP Shipping is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot Charters

We currently operate one of our four vessels (the Nordic Voyager) and have deployed the two additional vessels that we have recently purchased in 2005 (the Nordic Fighter and the Nordic Freedom), in the spot market. Tankers operating in the spot market typically are chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

THE TANKER MARKET 2004

Tanker freight rates in 2004 were significantly higher than in the previous high periods in 2000 and 2003. In the single voyage market VLCCs achieved an average of close to $90,000 per day compared to the $50,000 per day level in the two previous peak years. For the year as a whole Suezmax tankers reached an average of $65,000 per day, significantly higher than the $40,000 per day obtained in 2000 and in 2003.

Based on export volume data, estimates indicate an increase in seaborne oil trade of 6% from 2003 to 2004. Average transport distance rose by 1%. There seems to have been a small improvement in productivity due to the modernization of the tanker fleet and a reduction in waiting days in the Bosphorus from 2003 to 2004. Accordingly tonnage demand increased by 6.5%.

The active tanker fleet rose by 3.7% from 2003 to 2004, calculated on an annual average basis, resulting in an increase in the utilization rate from 89% in 2003 to 91.5% in 2004, the highest level recorded in the last three decades. Freight rates in 2004 fluctuated wildly, a logical consequence of such a record high utilization rate level.

The active VLCC fleet increased by 2 %, while the Suezmax fleet rose by 5%. Deliveries of new tankers reached 27 million dwt in 2004, down from 30 million dwt in 2003. Removals amounted to 10 million dwt in 2004 compared to an average of 19 million dwt in the previous four years. Removals are based on the point in time vessels are actually removed from the market and not when reported sold for scrapping or for conversions.

Some 8 million dwt were sold for scrapping in 2004 and 2 million dwt were sold for conversion. The average age for all tankers sold for scrapping was 27.3 years in 2004, compared to 26.6 years in 2003.

As a result of the extremely strong dry bulk market, 2 million dwt of combined carriers moved from oil trades to dry trades from 2003 to 2004 and limited the fleet growth in oil transportation.

The highest global economic growth since 1976 stimulated world oil consumption, which rose by 3.4% in 2004. This is the highest oil consumption growth rate since the 1970s. Global oil production climbed an exceptional 4.5% resulting in a moderate building of oil inventories. OPEC raised its crude oil production by more than 7% and reached a peak of more than 30 mbd in the fourth quarter of the year. This was very close to its production capacity, leading to a 35% surge in crude oil prices from 2003 to 2004. The strong growth in oil consumption despite the sharp rise in oil prices may be attributed, in parts, to heavy subsidization of end-user prices in many of the countries with strong consumption growth.

The main driver behind these strong freight market conditions was China with its strong growth in oil consumption and imports. In the first half of 2004, Chinese oil consumption was 22% higher than in the same period the year before. Oil imports rose by more than 30% for the second year in a row.

2004 was also a record-breaking year in the vessel sale and purchase market with regard to transaction volumes as well as ship market values. During 2004, tankers monitored by R.S. Platou Shipbrokers increased in market value by some 45% (20% in 2003). Double hull tankers rose by 40% (25%), whereas single hull tankers were up between 35% and 75%.

OUR CREDIT FACILITY

In October 2004, we entered into the Credit Facility, which consists of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility will mature in October 2007 and the $250 million facility will mature in October 2005, unless we exercise our one-year extension option or our option to convert any drawn amounts to a five-year term loan. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin of 0.80% to 1.20% per year (depending on the loan to vessel value ratio). We may draw unborrowed amounts under the Credit Facility in connection with any future vessel acquisitions or for working capital purposes. Borrowings under the Credit Facility are secured by mortgages over our existing and new vessels and assignments of earnings and insurances, and drawings will be available subject to loan to vessel value ratios. The terms and conditions of the Credit Facility require compliance with certain restrictive covenants, which we feel are consistent with loan facilities incurred by other shipping companies. Under the Credit Facility, we are, among other things, required to
(i) maintain certain loan to vessel value ratios, (ii) maintain a book equity of no less than $75 million, (iii) remain listed on a recognized stock exchange and
(iv) obtain the consent of the lenders prior to creating liens on our vessels.

The Credit Facility provides that we may not pay dividends if there is a default under the Credit Facility. We will be able to pay dividends in accordance with our dividend policy as long as we repay any amounts drawn under the $250 million facility within one year from the closing of the Credit Facility and are not otherwise in default of the Credit Facility.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Our net voyage revenues increased from $37,185,975 for year ended December 31, 2003 compared to $62,526,245 for year ended December 31, 2004, an increase of 68.1%.

                                      2004                  2003
           -----------------------------------------------------------
           Voyage Revenue            67,451,598         37,185,975
           Voyage Expenses           (4,925,353)                 0
           -----------------------------------------------------------
           Net Voyage Revenue        62,526,245         37,185,975
           -----------------------------------------------------------

The increase in net voyage revenues was due to higher tanker spot market rates in the twelve month period in 2004 and the addition of one vessel on November 23, 2004. The tanker spot market rates are determined by the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles, and the supply of vessels to transport that oil.

Vessel operating expenses were $1,976,766 for 2004. The Company's results for 2004 were impacted by one time extra operating costs associated with the expiry of the bareboat charters with BP for two of the Company's ships and the continued employment for one of them to BP under a spot related time charter. The Company did not have vessel operating expenses for the comparable period of 2003 since all the vessels were chartered to BP Shipping under bareboat charter agreements. Under bareboat charter agreements all vessel operating expenses are paid by the charterer.

Administrative expenses were $10,851,688 for 2004 compared to $468,087 for the comparable period of 2003. The increase was primarily due to costs associated with our transition to an operating company. These costs are mainly due to increased frequency of communication with shareholders, increased frequency of board meetings, costs related to the redelivery of the three vessels from BP Shipping, legal fees and consulting fees. Administrative expenses also include a non-cash charge of $9.2 million linked to a change in the compensation scheme for our Manager, Scandic American Shipping Ltd. The original incentive plan was a revenue based cash commission structure. The Manager agreed to eliminate the commission. The cash commission was replaced by restricted share issuances to the Manager of 2% of the Company's outstanding common shares in order to align the interests of the Manager and the Company. These restricted shares are non-transferable for three years from issuance. In connection with the transition to an operating company, a stock incentive plan of 400,000 shares has been introduced. The initial strike price for options granted in 2005 was equal to $38.75 - the issue price in the follow-on offering in November 2004.

Net operating income for 2004 increased 43.1% from the comparable period in 2003 from $29,886,849 to $42,779,627 primarily due to increased revenue and costs as described above.

                         Liquidity and Capital Resources

Cash flows provided by operating activities increased by 110.1% in 2004 to $62,817,261 compared to $29,893,551 in 2003 primarily due to the increased revenue and change in the Company's operation as described above.

Cash flow provided from financing activities for 2004 was $33,486,608 compared to cash flow used of $29,605,410 for the same period in 2003. The increase was due to (i) proceeds from a follow-on offering of $112.1million offset by (ii) dividends paid of $47.2 million, (iii) repayment of $30 million in bank debt and
(iv) payment of loan facility costs of $1.5 million in respect of our $300 million credit facility.

Cash flow used by investing activities was $66,137,277 which represents the acquisition cost of the vessel acquired in November 2004. There were no investing activities for the comparable period of 2003.

The Company is of the opinion that the working capital is sufficient for the Company's present requirements.

Dividend payment

Total dividends paid in 2004 were $47,195,842 or $4.84 per share. Dividend payments per share in 2002, 2003 and 2004 have been as follows:

  Period                 2002        2003        2004
------------------------------------------------------
  1st Quarter           $0.36       $0.63       $1.15
  2nd Quarter            0.34        1.27        1.70
  3rd Quarter            0.33        0.78        0.88
  4th Quarter            0.32        0.37        1.11
------------------------------------------------------
  Total USD            $1.35        $3.05       $4.84
------------------------------------------------------

     The Company declared a dividend of $1.62 per share for the first quarter of 2005 which was paid to shareholders in February 2005. In addition, the Company declared a dividend of $1.15 per share for the second quarter of 2005, which will be paid to shareholders in May 2005.

                            THE MANAGEMENT AGREEMENT

Under the Management Agreement the Manager assumes commercial and operational responsibility of our vessels and is required to manage our day-to-day business subject, always, to our objectives and policies as established and directed from time to time by the Board of Directors. All decisions of a material nature concerning our business are reserved to the Board of Directors. The Management Agreement has been extended five years and will terminate on June 30, 2019, unless earlier terminated pursuant to its terms, as discussed below, or extended by the parties following mutual agreement. For its services under the Management Agreement, the Manager is entitled to cover the cost incurred plus a management fee equal to $100,000 per annum. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and we have issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance.

                 CHARTERING AND TECHNICAL MANAGEMENT AGREEMENTS

We have entered into a chartering agreement, commencing end of March 2005, with Teekay Chartering Limited, or Teekay, an affiliate of Teekay Shipping Corporation for our newbuilding, Nordic Freedom. Under the supervision of the Manager, Teekay's duties will include seeking and negotiating charters for this vessel. As with the Nordic Hunter and the Nordic Hawk, the technical management of the Nordic Freedom will be performed by IUM Shipmanagement AS under the supervision of the Manager.

We have entered into a chartering agreement, commencing in the second quarter of 2005, with the Swedish based Stena Bulk AS, or Stena, for the Nordic Voyager under the supervision of the Manager. Stena's duties will include seeking and negotiating charters for this vessel. The chartering and technical management for the Nordic Voyager is being temporarily performed by affiliates of the previous owner. Following the commencement of the chartering agreement with Stena, Wilhelmsen Marine Services AS, an affiliate of the previous owner will, in the near term, continue to perform the technical management for the vessel.

We have entered into a chartering agreement, commencing in the second quarter of 2005, with Frontline under the supervision of the Manager for the Nordic Fighter. Frontline's duties will, under the supervision of the Manager, include seeking and negotiating charters for this vessel. We have entered into a technical management agreement for the Nordic Fighter with V.Ships under the supervision of the Manager.

                     COMPENSATION OF DIRECTORS AND OFFICERS

During 2004, the five non-employee directors received, in the aggregate, approximately $106,000 in cash fees for their services as directors. For the period from October 1, 2004 through December 31, 2004 and for each fiscal year thereafter, each of our non-employee directors receives a fee at the annual rate of $45,000. We do not pay director fees to employee directors. We do, however, reimburse our directors for all reasonable expenses incurred by them incurred in connection with serving on our board of directors. Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

                              EMPLOYMENT AGREEMENTS

We have an employment agreement with Herbjorn Hansson, our Chairman, President and Chief Executive Officer and Mr. Rolf Amundsen, our Chief Financial Officer. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officer during 2004 was $133,333 The aggregate compensation of our executive officers is expected to be approximately $560,000 during 2005. On certain terms the employment agreement may be terminated by us or Mr. Hansson upon six months' written notice to the other party.

                            2004 STOCK INCENTIVE PLAN

Under the terms of the Company's 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. A total of 400,000 common shares is reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, the offering price of the shares offered in the follow-on offering in November 2004, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceed a 3% yield calculated based on the initial strike price. In February 2005 the Company granted, under the terms of the Company's 2004 Stock Incentive Plan, a total of 270,000 stock options that the Board of Directors had agreed to issue during 2004. These options will vest in equal installments on each of the first four anniversaries of the closing of the follow-on offering in November 2004.


MAY 18, 2005                                    NORDIC AMERICAN TANKER
                                                      SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED


TABLE OF CONTENTS


                                                                          Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS                        8

FINANCIAL STATEMENTS

Balance Sheets                                                             9

Statements of Operations                                                  10

Statements of Cash Flows                                                  11

Statements of Shareholders' Equity                                        12

Notes to Financial Statements                                             13

Deloitte

                                                   Deloitte
                                                   Statsautoriserte Revisorer AS
                                                   Karenslyst alle 20
                                                   Postboks 347 Skoyen
                                                   0213 Oslo

                                                   Telefon: 23 27 90 00
                                                   Telefax: 23 27 90 01
                                                   www.deloitte.no


To the annual general meeting of Nordic American Tanker Shipping Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted. our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Stages). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and. significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American Tanker Shipping as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


Oslo, Norway, 18 May 2005

Deloitte Statsautoriserte Revisorer AS



BALANCE SHEET                                                                 Dec. 31         Dec. 31
All figures in USD                                             Notes            2004                2003
------------------                                             -----            ----                ----
ASSETS
Current Assets

       Cash and Cash Equivalents                                 1              30,732,516             565,924
       Accounts and Receivable                                   1               4,539,354           8,142,307
       Prepaid Finance Charges                                                   1,206,348              14,475
       Prepaid Insurance                                                           273,362              91,667
---------------------------------------------------------------------------------------------------------------
Total Current Assets                                                            36,751,580           8,814,373
---------------------------------------------------------------------------------------------------------------
Long-term Assets
       Vessels                                                   4             187,301,038         128,081,925
       Prepaid Finance Charges                                                     150,793                   0

Total Assets                                                                   224,203,411         136,896,298

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
       Accounts Payable                                                            411,366                   0
       Deferred Revenue                                                          1,286,070                   0
       Accrued Liabilities                                                         637,582              38,322
       Derivative Contract                                                               0           1,150,000
       Current Portion of Long-term Debt                                                 0          30,000,000
---------------------------------------------------------------------------------------------------------------
Total Current liabilities                                                        2,335,018          31,188,322
---------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
       Common Shares, par value $.01 per share,
       (51,200,000 shares authorized; 13,067,838
       Issued and outstanding, (9,706,606 in 2003)                6                130,678              97,066

       Additional Paid-in Capital                                              265,752,581         144,395,866
       Accumulated Other Comprehensive Loss                                              0          (1,150,000)
       Accumulated Deficit                                                     (44,014,866)        (37,634,956)
---------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                     221,868,393         105,707,976
---------------------------------------------------------------------------------------------------------------
Total liabilities & Shareholders' equity                                       224,203,411         136,896,298
---------------------------------------------------------------------------------------------------------------

                         The footnotes are an integral part of these financial statements


STATEMENT OF OPERATIONS
(all figures in USD)

                                                                  Year Ended December 31,
                                                        --------------------------------------------------
                                        Notes                2004             2003             2002
Voyage Revenue                          1, 3            67,451,598          37,185,975        17,873,208
Voyage Expenses                                         (4,925,353)                  0                 0
Vessel Operating Expenses                               (1,976,766)                  0                 0
Administrative Expenses                 2, 5           (10,851,688)           (468,087)         (427,048)
Depreciation                             4              (6,918,164)         (6,831,040)       (6,831,040)
                                                        --------------- ----------------- ----------------
Net Operating Income                                    42,779,627          29,886,848        10,615,120
                                                        --------------- ----------------- ----------------
Interest Income                                            143,230              26,462            21,409
Interest Expense                                        (1,971,304)         (1,797,981)       (1,764,424)
Other Financial Charges                                   (135,621)            (15,040)          (24,837)
                                                       --------------- ----------------- ----------------
Net Financial Items                                     (1,963,695)         (1,786,559)       (1,767,852)
                                                       --------------- ----------------- ----------------
Net Profit before tax                                   40,815,932          28,100,289         8,847,268
                                                       --------------- ----------------- ----------------
Tax Expense                                                      0                   0                 0
                                                       --------------- ----------------- ----------------
Net Profit for the Year                                 40,815,932          28,100,289         8,847,268
                                                       --------------- ----------------- ----------------
Basic and Diluted Earnings per Share                          4.05                2.89              0.91
Weighted Average Number of
    Shares Outstanding                                  10,078,391           9,706,606         9,706,606


                         The footnotes are an integral part of these financial statements


STATEMENT OF CASH FLOWS
(all figures in USD)

                                                                                Year Ended December 31,
                                                                   --------------------------------------------------
                                                                      2004                 2003            2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit                                                          40,815,932           28,100,289       8,847,268
Reconcilation of Net Profit to Net Cash From
Operating Activities
Depreciation                                                         6,918,164            6,831,040       6,831,040
Amortization of Prepaid Finance Costs                                  112,838               14,480          14,480
Share-based Compensation                                             9,252,365                    0               0
Increase (decrease) in:
     Accounts Receivable                                             3,602,956           (4,865,784)     (3,106,343)
     Accounts Payable and Accrued Liabilities                        1,010,626             (178,140)        176,800
     Deferred Revenue                                                1,286,075                    0               0
     Other Assets                                                     (181,695)              (8,334)        (12,337)
                                                                   ---------------   ----------------  ---------------
Net Cash Provided By Operating Activities                           62,817,261           29,893,551      12,750,908
                                                                   ---------------   ----------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Vessels                                              (66,137,277)                   0               0
                                                                   ---------------   ----------------  ---------------
Net Cash Used In Investing Activities                              (66,137,277)                   0               0
                                                                   ---------------   ----------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Sale of Common Stock                                 112,137,953                    0               0
Proceeds from Use of the Credit Facility                            96,000,000                    0               0
Repayment of Debt                                                 (126,000,000)                   0               0
Loan Facility Costs                                                 (1,455,503)                   0               0
Dividends Paid                                                     (47,195,842)         (29,605,410)    (13,103,993)
                                                                   ---------------   ----------------  ---------------
Net Cash Provided By (Used In) Financing Activities                 33,486,608          (29,605,410)    (13,103,993)
                                                                   ---------------   ----------------  ---------------
Net Increase (Decrease) in Cash and Cash Equivalents                30,166,592              288,141        (353,085)
                                                                   ---------------   ----------------  ---------------
Beginning Cash and Cash Equivalents                                    565,924              277,783         630,868
                                                                   ---------------   ----------------  ---------------
Ending Cash and Cash Equivalents                                    30,732 516              565,924         277,783
                                                                   ---------------   ----------------  ---------------
Cash Paid for Interest                                               1,774,264            1,975,125       1,587,622


                         The footnotes are an integral part of these financial statements


STATEMENTS OF SHAREHOLDERS' EQUITY
(all figures in USD)

                                                                           Accumulated
                                             Additional                         Other           Total           Total
                                  Common       Paid-in      Accumulated     Comprehensive    Shareholders'  Comprehensive
                                  Shares       Capital        Deficit            Loss           Equity          Income
----------------------------------------------------------------------------------------------------------------------------
Balance at 01.01.02                 97,066  144,395,866    (31,873,110)       (778,000)       111,841,822
----------------------------------------------------------------------------------------------------------------------------
Net Profit                                                   8,847,268                          8,847,268     8,847,268
Unrealized Loss on
Derivative Instruments                                                      (2,262,564)        (2,262,564)   (2,262,564)
Adjustment for Losses on
Derivatives Reclassified to
Earnings                                                                     1,024,564          1,024,564     1,024,564
Dividends Paid                                             (13,103,993)                       (13,103,993)
Total Comprehensive Income                                                                                    7,609,268
----------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.02                 97,066  144,395,866    (36,129,835)     (2,016,000)       106,347,097
Net Profit                                                  28,100,289                         28,100,289    28,100,289
Unrealized Loss on
Derivative Instruments                                                        (365,723)          (365,723)     (365,723)
Adjustment for Losses on
Derivatives Reclassified to
Earnings                                                                     1,231,723          1,231,723     1,231,723
Dividends Paid                                              (29,05,410)                       (29,605,410)
Total Comprehensive Income                                                                                   28,966,289
----------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.03                 97,066  144,395,866    (37,634,956)     (1,150,000)       105,707,976
Net profit                                                  40,815,932                         40,815,932    40,815,932
Common Shares Issued                33,612  121,356,715                                       121,390,327
Unrealized Loss on
Derivative Instruments                                                         (20,710)           (20,710)      (20,710)
Adjustment for Losses on
Derivatives Reclassified to
Earnings                                                                     1,170,710          1,170,710     1,170,710
Dividends Paid                                             (47,195,842)                       (47,195,842)
Total Comprehensive Income                                                                                   41,965,932
----------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.04                130,678  265,752,581    (44,014,866)              -        221,868,393


                         The footnotes are an integral part of these financial statements

                     NORDIC AMERICAN TANKER SHIPPING LIMITED

                          NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Nature of Business: The principal business of Nordic American Tanker Shipping Limited (the "Company") is to own and operate Suezmax crude oil tankers.

Use of Estimates: Preparation of financial statements in accordance with US GAAP necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash with reputable financial institutions. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.

Accounts receivable consist of uncollateralized receivables from international customers primarily in the international shipping industry. To minimize risk associated with international transactions, all sales are denominated in U.S.
currency. The Company routinely assesses the financial strength of its customers. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Property and Equipment: Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The Company's property and equipment consist solely of vessels. The estimated useful life of these vessels is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Revenue Recognition: Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as the applicable vessel operates under the charter. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Financial Instruments: The fair values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximated carrying value because of the short-term nature of these instruments

Finance costs: Finance costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant Credit Facility. Amortization of finance costs is included in interest expense.

Segment Information: The Company has identified only one operating segment under Statement of Financial Accounting Standards ("SFAS") No. 131 "Segments of an Enterprise and Related Information." The Company has only one type of vessel - Suezmax crude oil tankers - operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contract.

Stock-Based   Compensation:   The  Company  follows  No.  123,  "Accounting  for
Stock-Based Compensation" ("SFAS 123"), which establishes a fair value-based method of accounting for stock-based compensation plans

Derivative Instruments and Hedging Activities: The Company accounts for its derivative instruments and hedging activities according to No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. This standard, as amended, requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as ineffective portions of any hedge, are recorded to earnings. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

     Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations.

Net Profit per Share: SFAS No. 128 "Earnings Per Share," (EPS) requires earnings per share to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (ie. stock options, warrants) outstanding during the period. The Company does not have any potentially dilutive or anti-dilutive securities outstanding.

Income taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

New  Pronouncements:  In December  2004,  the FASB issued SFAS No. 123  (revised
2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005, with early adoption encouraged. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company is currently evaluating the effect that the adoption of SFAS 123R will have on its results of operations and financial condition but does not expect it to have a material impact.

In  December  2004,  the FASB issued SFAS No.  153,  "Exchanges  of  Nonmonetary
Assets--An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its results of operations and financial condition but does not expect it to have a material impact.

2.   RELATED PARTY TRANSACTIONS

The Manager, Scandic American Shipping Ltd., is jointly owned by the Chairman and CEO of the Company, Mr. Herbjorn Hansson, and a Board Member, Mr. Andreas Ove Ugland. The Manager, under the Management Agreement, assumes commercial and operational responsibility of our vessels and is required to manage our day-to-day business subject, always, to our objectives and policies as established from time to time by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to cover the cost incurred plus a management fee equal to $100,000 per annum. The Manager also has a right to 2% of the Company's total outstanding shares (see Note 7 "Share-Based Compensation"). The Company has recognized total costs of $653,799 for the services provided under the Management Agreement for the year ended December 31, 2004, additionally the Company recognized $9,252,365 in non-cash share-based compensation expense related to the issuance of shares to the Manager (see Note 7 "Share-Based Compensation"). Payable at year end was $105,080.

At the end of the year 2004 Mr. Ugland held a 25.7% ownership interest in IUM Shipmanagement AS (IUM), a third-party technical manager to whom the Manager has sub-contracted technical management for some of the vessels. The Company has recognized costs of $1,863,552 for the services provided under the Technical Management Agreements for the year ended December 31, 2004. Payable at year end was $116,681.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma DA which in the past has also provided and may continue to provide legal services to us. The Company has recognized costs of $33,435 for the services provided by Langangen & Helset Advokatfirma DA. Payable at year end was $38,157.

3.   REVENUE

For the twelve months ending December 31, 2004, our only source of income was from our four vessels of which two are on charter to BP Shipping, one vessel on charter to Gulf Navigation and one on charter to the previous owner. All of the Company's revenues are earned in international markets.

One customer accounted for 97% of Company's revenues during the year ended December 31, 2004. One customer accounted for 100% of Company's revenues during the year ended December 31, 2003 and December 31, 2002.

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of four Suezmax crude oil tankers built in 1997. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

                                          2004                   2003
   --------------------------------------------------------------------------
   Acquisition cost                   $236,913,247           $170,775,970
   Accumulated depreciation            (49,612,209)           (42,694,045)
   --------------------------------------------------------------------------
                                      $187,301,038           $128,081,925
   ==========================================================================

5.   ADMINISTRATIVE EXPENSES

                                           2004           2003        2002
    --------------------------------------------------------------------------
    Management fee                        $175,000      $250,000     $250,000
    Directors and officers insurance       112,500       101,666       86,667
    Share-based compensation             9,252,365             0            0
    Other fees and expenses              1,311,823       116,421       90,381
    --------------------------------------------------------------------------
    Total administrative expenses      $10,851,688      $468,087     $427,048
    ==========================================================================

6.   STOCK HOLDERS' EQUITY

Authorized, and issued and outstanding common shares rollforward is as follows:

                                                               Issued and
                                        Authorized Shares   Outstanding Shares
    --------------------------------------------------------------------------
    Balance at 01.01.03                    51,200,000              9,706,606
    Follow-on Offering - November 2004              -              3,105,000
    Share-based Compensation                        -                256,232
    --------------------------------------------------------------------------
    Balance at 12.31.04                    51,200,000             13,067,838
    --------------------------------------------------------------------------

7.   SHARE-BASED COMPENSATION

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. No options have been issued or are outstanding at December 31, 2004.

Restricted Shares

The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and we have issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. At the time when additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance. During 2004 the Company has issued to the Manager an aggregate of 256,232 shares at an average fair value of $36.11. The share-based compensation expense related to the issuance of restricted shares to the Manager of $9,252,365 in 2004 was classified as administrative expenses.

8.   LONG-TERM DEBT

On September 29, 2004, the Company obtained an extension of the maturity of its $30 million loan from December 2004 to October 2007. Interest on the loan, as extended, was at a rate equal to LIBOR plus a margin of 0.70%.

In October 2004 the Company entered into the Credit Facility, which consists of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility will mature in October 2007 and the $250 million facility will mature in October 2005, unless the Company exercises the one-year extension option or the option to convert any drawn amounts to a five-year term loan. Amounts borrowed under the Credit Facility will bear interest at a rate equal to LIBOR plus a margin between 0.80% to 1.20% per year. The Company pays a commitment fee, at a rate ranging from 0.24% to 0.36% per year, on any undrawn amount.

On November 8, 2004, the Company repaid its $30 million loan with proceeds from the Credit Facility. The drawn amount on the credit facility was subsequently repaid with proceeds from the share issue on November 23, 2004. There were no outstanding borrowings under the Credit Facility at December 31, 2004.

9.   DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

In 2003, the Company had outstanding a $ 30 million variable rate loan that was repaid in November 2004. The Company had hedged the variable interest exposure by an interest rate swap whereby the Company paid a fixed interest rate and received a variable interest (LIBOR). The interest rate swap was designated as a cash flow hedge of the interest payments on the loan. The interest rate swap matured in 2004. The Company did not hold any derivative instruments at December 31, 2004.

The effective portion of gains and losses on the interest rate swap designated as a cash flow hedge was deferred to accumulated other comprehensive income and was reclassified to earnings as the hedged interest payments were recognized. The Company reclassified $1,170,000 from accumulated other comprehensive income to earnings in 2004. The reclassified loss was included in interest expense.

The fair value of the swap was recorded as a liability of $1,150,000 at December 31, 2003.

10.  COMMITMENTS AND CONTINGENCIES

Litigation and Environmental Matters -The Company can be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

11.  SUBSEQUENT EVENTS

In January 2005 the Company entered into two separate agreements to acquire a 1998 built Suezmax vessel and a 2005 Suezmax newbuilding at an aggregate purchase price of $149.25 million. The Company took delivery of the vessels in March 2005.

In February 2005 the Company granted, under the terms of the Company's 2004 Stock Incentive Plan, a total of 270,000 stock options. The closing price of our common shares on the date these options were granted was $48.95 per share as reported on the New York Stock Exchange. These options will vest in equal installments on each of the first four anniversaries of the closing of the Company's follow-on offering in November 2004.

In March 2005, the Company sold 3,500,000 shares in a public offering in the US to fund the acquisition of the two vessels and to repay outstanding debt. The offering was priced at $49.50 per share, and net proceeds (after offering costs of $ 11.1 million) to the Company were $162.1 million. The Company issued 76,658 restricted shares to the Manager as a result of this offering (see Note 7 Share-based Compensation).

In May 2005 Mr. Andreas Ove Ugland has exercised a right to sell his shares in IUM Shipmanagement AS (IUM) and does no longer hold any interests in IUM

                                    * * * * *

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.


Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 42 73 00
                     E-mail:  info@scandicamerican.com

                     Web-site:  www.nat.bm
                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906
                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)




Dated: June 16, 2005                         By: /s/ Herbjorn Hansson
                                                ---------------------------
                                                    Herbjorn Hansson
                                                    President and
                                                    Chief Executive Officer






01318.0002 #576229